United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For September 7, 2016

COCA-COLA EUROPEAN PARTNERS PLC

Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☒

EXHIBIT LIST

EXHIBIT	DESCRIPTION
99.1	Press Release Dated September 7, 2016 titled: "Coca-Cola European Partners to present at Barclays Global Consumer Staples Conference; affirms full-year 2016 EPS guidance."

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPEAN PARTNERS PLC
(Registrant)
Date: September 7, 2016	By:	/s/ Thor Erickson
	Name:	Thor Erickson
	Title:	Vice President, Investor Relations

EXHIBIT 99.1

CONTACTS:	Investor Relations	Media Relations
	Thor Erickson	Ros Hunt
	1 (678) 260-3110	44 (0) 7528 251 022

LONDON, 7 September 2016 - Coca-Cola European Partners plc (CCEP) (ticker symbol: CCE) will present tomorrow, 8 September, at the Barclays Global Consumer Staples Conference in Boston. The presentation will begin at 2:45 p.m. BST, 3:45 p.m. CEST, and 9:45 a.m. EDT. Chief Executive Officer John F. Brock, Chief Operating Officer Damian Gammell, and Chief Financial Officer Nik Jhangiani will deliver the remarks.
The public can access this presentation through the company’s website, www.ccep.com.
In the presentation, CCEP will affirm its guidance for full-year 2016 diluted earnings per share growth in a mid-teen range, on a comparable and currency-neutral basis, while noting a modest softening in business trends. Based on recent rates, currency translation would negatively impact full-year 2016 diluted earnings per share by approximately €0.07. The company said it plans to provide a more detailed update on 22 September, when it will release first-half 2016 earnings results.
In addition, as previously disclosed, CCEP will provide an update on the impact of purchase price accounting adjustments to the pro forma 2015 financials. The comparable and currency-neutral diluted earnings per share growth outlook would be based on these adjusted numbers and as previously noted is benefitting from differences in interest and tax rates between comparable 2015 figures and the 2016 outlook.

FIRST-HALF 2016 EARNINGS RELEASE
CCEP will release its first-half 2016 earnings Thursday, 22 September 2016. A conference call discussing these results will be webcast live through the company’s website, www.ccep.com, at 3:00 p.m. BST, 4:00 p.m. CEST, and 10:00 a.m. EDT. A replay of the presentation will be available later that day.
A copy of the company’s news release will be available through the website on the home page and under the Investors section.
INVESTOR AND ANALYST MEETING
In addition, CCEP will host an event with investors and analysts in Barcelona on Tuesday, 27 September 2016. The live presentations will be webcast through the company’s website, www.ccep.com, and copies of the presentations will be posted on the site as well. The webcast will begin at 3:00 p.m. CEST, 2:00 p.m. BST, and 9:00 a.m. EDT.
ABOUT CCEP
Coca-Cola European Partners plc (CCEP) is a leading consumer packaged goods company in Europe, producing, distributing and marketing an extensive range of nonalcoholic ready-to-drink beverages and is the world’s largest independent Coca-Cola bottler based on net sales. Coca-Cola European Partners serves a consumer population of over 300 million across Western Europe, including Andorra, Belgium, continental France, Germany, Great Britain, Iceland, Luxembourg, Monaco, the Netherlands, Norway, Portugal, Spain, and Sweden. The company is listed on Euronext Amsterdam, the New York Stock Exchange, Euronext London, and on the Spanish stock exchanges, and trades under the symbol CCE. For more information about CCEP, please visit www.ccep.com and follow CCEP on Twitter at @CocaColaEP.

Forward-Looking Statements
This communication may contain statements, estimates or projections that constitute “forward-looking statements”. Generally, the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “project,” “plan,” “seek,” “may,”

“could,” “would,” “should,” “might,” “will,” “forecast,” “outlook,” “guidance,” “possible,” “potential,” “predict” and similar expressions identify forward-looking statements, which generally are not historical in nature. Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from Coca-Cola European Partners plc’s (“CCEP”) historical experience and its present expectations or projections. These risks include, but are not limited to, obesity concerns; water scarcity and poor quality; evolving consumer preferences; increased competition and capabilities in the marketplace; product safety and quality concerns; perceived negative health consequences of certain ingredients, such as non-nutritive sweeteners and biotechnology-derived substances, and of other substances present in their beverage products or packaging materials; increased demand for food products and decreased agricultural productivity; changes in the retail landscape or the loss of key retail or foodservice customers; an inability to expand operations in emerging or developing markets; fluctuations in foreign currency exchange rates; interest rate increases; an inability to maintain good relationships with their partners; a deterioration in their partners’ financial condition; increases in income tax rates, changes in income tax laws or unfavorable resolution of tax matters; increased or new indirect taxes in the United States or in other tax jurisdictions; increased cost, disruption of supply or shortage of energy or fuels; increased cost, disruption of supply or shortage of ingredients, other raw materials or packaging materials; changes in laws and regulations relating to beverage containers and packaging; significant additional labeling or warning requirements or limitations on the availability of their respective products; an inability to protect their respective information systems against service interruption, misappropriation of data or breaches of security; unfavorable general economic or political conditions in the United States, Europe or elsewhere; litigation or legal proceedings; adverse weather conditions; climate change; damage to their respective brand images and corporate reputation from negative publicity, even if unwarranted, related to product safety or quality, human and workplace rights, obesity or other issues; changes in, or failure to comply with, the laws and regulations applicable to their respective products or business operations; changes in accounting standards; an inability to achieve their respective overall long-term growth objectives; deterioration of global credit market conditions; default by or failure of one or more of their respective counterparty financial institutions; an inability to timely implement their previously announced actions to reinvigorate growth, or to realize the economic benefits they anticipate from these actions; failure to realize a significant portion of the anticipated benefits of their respective strategic relationships, including (without limitation) The Coca-Cola Company’s relationship with Keurig Green Mountain, Inc. and Monster Beverage Corporation; an inability to renew collective bargaining agreements on satisfactory terms, or they or their respective partners experience strikes, work stoppages or labor unrest; future impairment charges; multi-employer plan withdrawal liabilities in the future; an inability to successfully manage the possible negative consequences of their respective productivity initiatives; global or regional catastrophic events; and other risks discussed in the CCEP prospectus approved by the UK Listing

Authority and published on 25 May 2016 and the registration statement on Form F-4, file number 333-208556, that includes a proxy statement of Coca-Cola Enterprises, Inc. and a prospectus of CCEP, which was filed with the SEC by CCEP. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. CCEP does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. CCEP assumes no responsibility for the accuracy and completeness of any forward-looking statements. Any or all of the forward-looking statements contained in this filing and in any other of their respective public statements may prove to be incorrect.
This communication is not intended to form the basis of any investment activity or decision and does not constitute, may not be construed as, or form part of, an offer to sell or issue, or a solicitation of an offer or invitation to purchase or subscribe for, any securities or other interests in CCEP or any other investments of any description, a recommendation regarding the issue or the provision of investment advice by any party. No information set out in this communication or referred to herein is intended to form the basis of any contract of sale, investment decision or any decision to purchase securities in CCEP. No reliance may be placed for any purposes whatsoever on this communication (including, without limitation, any illustrative modelling information contained herein), or its completeness.
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